EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements
March 31, 2012
(Stated in United States Dollars)
(Unaudited)

Table of Contents
Condensed Consolidated Interim Statements of Financial Position		- 2 -
Condensed Consolidated Interim Statements of Comprehensive Income		- 3 -
Condensed Consolidated Interim Statements of Cash Flows		- 4 -
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equit		- 5 -
Notes to the Condensed Consolidated Interim Financial Statements

1.	Nature of Business and Going Concern	- 6 -
2.	Basis of Preparation	- 7 -
3.	Inventories	- 8 -
4.	Mineral Properties, Plant and Equipment	- 8 -
5.	Contingent Liability	- 9 -
6.	Long Term Debt	- 9 -
7.	Derivative Instruments	- 10 -
8.	Share Purchase Warrants Issued with Canadian Dollar Exercise Prices	- 12 -
9.	Project Financing	- 12 -
10.	Equipment Loans	- 12 -
11.	Provision for Site Reclamation and Closure	- 13 -
12.	Common Shares, Share Purchase Warrants and Stock Options	- 13 -
13.	Related Party Transactions	- 15 -
14.	Operating Segments	- 16 -

Mercator Minerals Ltd
Condensed Consolidated Statements of Financial
(Stated in Thousands of United States Dollars)

	March 31, 2012	December 31, 2011
Assets
Current Assets
Cash and cash equivalents	$15,781	$25,324
Restricted cash (notes 5 and 6)	17,612	17,566
Accounts receivable	10,138	13,347
Inventories (note 3)	24,690	18,888
Prepaid expenses	1,397	1,843
Total Current Assets	69,618	76,968

Mineral properties, plant and equipment (note 4)	532,189	532,448
Environmental/Land Reclamation bonds	3,534	3,528
Total Assets	$605,341	$612,944

Liabilities and Equity:
Current Liabilities
Accounts payable and accrued liabilities	$47,034	$49,472
Long term debt (note 6)	48,810	107,444
Derivative liabilities (note 7)	20,946	11,410
Project financing (note 9)	2,976	18,636
Equipment loans (note 10)	1,678	4,136
Deferred revenue	2,249	2,197
Total Current Liabilities	123,693	193,295
Non-Current Liabilities
Long-term debt (note 6)	79,033	24,266
Derivative liabilities (note 7)	46,217	28,601
Project financing (note 9)	14,951	–
Equipment loans (note 10)	1,760	–
Share purchase warrants (note 8)	9,944	10,902
Provision for site reclamation and closure (note 11)	9,812	10,802
Deferred revenue	35,195	35,727
Deferred tax liability	10,836	16,097
Total Liabilities	331,441	319,690

Equity
Share capital	395,091	395,025
Share-based payments reserve	26,726	31,582
Accumulated other comprehensive income	(26)	(26)
Deficit	(147,891)	(133,327)
Total Equity	273,900	293,254
Total Liabilities and Equity	$605,341	$612,944
Nature of business and going concern (note 1)
Commitments and contingencies (notes 5, 6, 7, 8, 9 and 10)

Approved by the Board of Directors:

(signed) John Bowles	(signed) Stephen Quin

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Mercator Minerals Ltd.
Condensed Consolidated Statements of Comprehensive Income
(Stated in Thousands of United States Dollars, except per share amounts)

	Three Months Ended
(Unaudited)	March 31, 2012	March 31, 2011
Revenue
Copper revenue	$32,213	$39,116
Molybdenum revenue	32,018	15,691
Silver revenue	1,003	950
Other revenue	3	81
	65,237	55,838

Cost of sales
Mining and processing	38,375	32,444
Freight, smelting & refining	8,955	7,396
	47,330	39,840
Gross profit	17,907	15,998

Administration	7,267	6,346
Exploration expenditures	282	478
	7,549	6,824
Operating profit	10,358	9,174

Other income (expense)
Finance expense	(2,654)	(2,383)
Finance income	36	27
Realized loss on derivative liabilities (note 7)	(6.791)	(11,326)
Unrealized loss on derivative instruments (note 7)	(27,152)	(7,451)
Unrealized gain on share purchase warrants (note 8)	(958)	5,794
Foreign exchange loss	(533)	(36)
Loss before income taxes	(25,778)	(6,201)
Income taxes expense (recovery)
Current	(25)	–
Future	(5,261)	–
	(5,286)	–
Net loss for the period	(20,492)	(6,201)

Other comprehensive income
Unrealized gain on marketable securities	–	34
Total comprehensive loss for the period	(20,492)	(6,167)

Net loss per share (note 12):
Basic	$(0.08)	$(0.03)
Diluted	$(0.08)	$(0.03)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Mercator Minerals Ltd.
Condensed Consolidated Statements of Cash Flow
(Stated in Thousands of United States Dollars)
(Unaudited)	Three Months Ended
Cash provided by	March 31, 2012	March 31, 2011
Operating Activities
Operating activities
Net loss for the period	$(20,492)	$(6,201)
Adjustments for:
Unrealized loss on derivative liabilities	27,152	7,451
Unrealized gain on share purchase warrants	(958)	(5,794)
Amortization and depreciation	5,065	2,958
Deferred revenue recognized during the period	(480)	(562)
Accretion of financing costs	494	488
Accretion of provision for site reclamation and closure	81	80
Share-based compensation	1,102	1,706
Accretion of net proceeds interest liability	–	98
Foreign exchange loss on long term debt	436	–
Foreign exchange gain on restricted cash	(46)	–
Deferred tax liability	(5,261)	–
Finance expense, net of accretion	2,079	2,383
Finance income	(36)	(27)
Unrealized foreign exchange loss		–

Changes in non-cash operating working capital balances:
Accounts receivable	3,209	(2,709)
Inventories	(5,802)	937
Prepaid expenses	479	1,539
Deposits	(33)	–
Accounts payable and accrued liabilities	(2,438)	8,075
Finance expense paid	(2,079)	(1,919)
Finance income received	36	27
Net cash from operations	2,508	8,530
Financing activities
Long term debt repayment	(4,761)	(4,762)
Proceeds from share purchase warrants exercised	–	2,056
Proceeds from stock options exercised	36	1,125
Proceeds from project financing	–	520
Project financing payments	(744)	–
Equipment loan payments	(698)	(259)
Net cash used in financing activities	(6,167)	(1,320)
Investing activities
Acquisition of property, plant and equipment	(5,878)	(19,500)
Payment of net proceeds interest liability	–	(558)
Environmental land and reclamation bonds	(6)	(8)
Net cash used in investing activities	(5,884)	(20,066)

Decrease in cash and cash equivalents	(9,543)	(12,856)
Cash and cash equivalents, beginning of period	25,324	36,156
Cash and cash equivalents, end of period	$15,781	$23,300

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Mercator Minerals Ltd.
Condensed Consolidated Statement of Changes in Stockholders' Equity
(Stated in Thousands of United States Dollars)

(Unaudited)	Number of Common Shares	Share Capital	Share-based payments reserve	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at December 31, 2010	197,621,466	235,062	27,767	384	$(225,280)	$37,933
Net income	–	–	–	–	(6,201)	(6,201)
Other comprehensive income	–	–	–	34	–	34
Share based payments expense	–	–	1,706	–	–	1,706
Issue of shares on exercise of stock options	1,466,496	1,125	–	–	–	1,125
Reclassification of grant date fair value on exercise of stock options	–	2,559	(2,559)	–	–	–
Issue of shares on exercise of share purchase warrants	1,611,847	2,056	–	–	–	2,056
Reclassification of fair value on exercise of broker share purchase warrants	–	430	(430)	–	–	–
Reclassification of fair value of warrants exercised	–	4,753	–	–	–	4,753
Balance at March 31, 2011	200,699,809	245,985	26,484	418	$(231,481)	$41,406

Balance at December 31, 2011	259,014,300	395,025	31,582	(26)	$(133,327)	$293,254
Net loss	–	–	–	–	(20,492)	(20,492)
Share based payments expense	–	–	1,102	–	–	1,102
Reclassification of fair value of options expired after vesting	–	–	(5,928)	–	5,928	–
Issue of shares on exercise of stock options	22,819	66	(30)	–	–	36
Balance at March 31, 2012	259,037,119	395,091	26,726	(26)	$(147,891)	$273,900

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

1.	Nature of Business and Going Concern

Mercator Minerals Ltd. is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine (“Mineral Park Mine”), a producing copper/molybdenum mine located near Kingman, Arizona, its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in Northern Mexico and its 100% owned El Creston molybdenum exploration and development project (“El Creston project”) located in Northern Mexico.

The Company was incorporated in the Province of British Columbia under the name “Sultana Resources Corporation” by registration of its Memorandum and Articles on March 5, 1984. The Company changed its name to “Silver Eagle Resources Ltd.” on May 31, 1988. On April 16, 1997, the Company was continued under the Yukon Business Corporations Act and became a Yukon corporation. On March 12, 2001, the Company changed its name to "Mercator Minerals Ltd." and consolidated its outstanding share capital on the basis of one (new) for five (old) shares. Effective April 7, 2005, the Company continued under the Business Corporations Act (British Columbia) with an authorized capital of an unlimited number of shares without par value and became a British Columbia corporation. The Company’s securities are listed for trading on the Toronto Stock Exchange. The head office of the Company is located at Suite 1050, 625 Howe Street, Vancouver, B.C. Canada, V6C 2T6.

The Company had a net loss of $20.5 million for the three months ended March 31, 2012 (March 31, 2011 – net loss of $6.2 million), and as at March 31, 2012, had an accumulated deficit of $147.9 million (December 31, 2011- $133.3 million) and working capital deficiency of $54.1 million (December 31, 2011 - working capital deficiency of $116.3 million).

In finalizing the December 31, 2011 annual consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities (note 6), Project Financing (note 9) and Equipment Loans (note 10) as at December 31, 2011. Therefore, the working capital deficiency at December 31, 2011 included $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the otherwise non-current portions of these debt arrangements that were required to be classified with current liabilities as at December 31, 2011. The Company subsequently obtained waivers from the lending institutions under its Credit Facilities and Project Financing and as of March 31, 2012, is no longer in breach of these debt arrangements.  As at March 31, 2012 the scheduled payments of greater than one year, including $82.2 million (Credit Facility), $15.0 million (Project Financing), and $1.8 million (Equipment Loans), have been classified as long-term liabilities. The Pre-construction credit facility of $25.7 million has a maturity date of January 3, 2013 and has been classified within current liabilities as at March 31, 2012.

The working capital deficiency at December 31, 2011 includes certain overdue accounts payable totalling $20.6 million. At March 31, 2012, the overdue accounts payable totalled $21.2 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park Mine and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain vendors and has verbally agreed to suitable payment arrangements with respect to the overdue amounts. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors by the third quarter of 2012.  There can be no assurances the Company will be able to meet its planned operating results or that the Company’s vendors will not demand repayment of the overdue amounts.

This unaudited condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  However, the uncertainty with respect to the Company’s ability to meet its operating objectives and settle the Company’s liabilities including the overdue accounts payable casts substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and realize on its investments in its mineral properties and mining assets, as well as meet its liabilities including the overdue vendor accounts, will be dependent upon the future profitable production or proceeds from the disposition of the mineral resources.  There can be no assurances the Company will be able to meet its planned business objectives and continue as a going concern. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The Company’s activities have been financed to date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and cash flow from operations at the Mineral Park Mine.

Management anticipates that the Company would need to raise additional financing through equity or debt financings if it is to advance its capital development programs related to its El Pilar and El Creston mineral properties; however there is no assurance that the Company will be able to obtain adequate funding on favourable terms.

2.	Basis of Preparation

a)	Basis of Presentation

The unaudited condensed consolidated financial statements (“consolidated financial statements”) were prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, the consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards for complete financial statements for year-end reporting purposes. The consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in its audited consolidated annual financial statements for the period ended December 31, 2011 and therefore should be read in conjunction with the most recent annual financial statements, which includes information necessary or useful to understand the Company’s business and financial statement presentation.

The consolidated financial statements were approved by the board of directors and authorised for issue on May 10, 2012.

b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities that are measured at, fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries Mercator Mineral Park Holdings Ltd., Mineral Park Inc., Mercator Minerals (Barbados) Ltd Mercator Minerals USA, Bluefish Energy Corporation (established August 17, 2010), Stingray Copper Inc., Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre, S.A. de C.V and Creston Moly Corp. (subsequent to June 22, 2011- the acquisition date). Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are discussed in note 3(b) in the Company’s annual consolidated financial statement for the year ended December 31, 2011. There have been no changes to significant estimates during the period ended March 31, 2012 with the exception of derivative instruments disclosed in note 7 and the provision for site reclamation and closure disclosed in note 11.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

3.	Inventories

	March 31, 2012	December 31, 2011
Ore on leach dump	5,332	5,358
In-process inventory	687	480
Concentrate inventory	4,682	1,069
Cathode inventory	278	152
Supplies	13,567	11,463
Coarse ore inventory	144	366
Total	$ 24,690	$ 18,888

The amount of inventory recognized as an expense for the three months ended March 31, 2012 and March 31, 2011 includes production costs, amortization, depletion, and share-based payments directly attributable to the inventory production process.

No inventories were pledged as security for liabilities for any period presented.

Ore on leach dump inventory includes $2.4 million (December 31, 2011 - $2.5 million) that will not be recoverable within the subsequent twelve months.

4.	Mineral Properties, Plant and Equipment

	Mill and SX-EW	Mineral Properties	Power Generator	Mining Equipment - large	Mining Equipment - small	Building, Improvements & Office Equipment	Land	Site reclamation and disclosure	Construction in Progress	Total
Cost
Balance at December 31, 2011	$310,346	$176,477	$40,317	$18,565	$12,314	$670	$4,152	$7,665	$–	$570,506
Additions	1,323	3,535	67	227	151	–	16	–	650	5,969
Disposals	–	–	–	(200)	(100)	–	–	–	–	(300)
Adjustment to site reclamation & closure provision	–	–	–	–	–	–	0–	(1,072)	–	(1,072)
Balance at March 31,2012	$311,669	$180,012	$40,384	$18,592	$12,365	$670	$4,168	$6,593	$650	$575,103

Accumulated depreciation
Balance at December 31, 2011	$(25,542)	$(549)	$(1,008)	$(5,882)	$(4,862)	$(33)	$–	$(182)	$–	$(38,058)
Depreciation charge	(3,168)	(11)	(782)	(581)	(353)	(3)	(83)	(83)	–	(5,064)
Disposals	–	–	–	108	100	–	–	–	–	208
Balance at March 31,2012	$(28,710)	$(560)	$(1,790)	$(6,355)	$(5,115)	$(36)	$(83)	$(265)	$–	$(42,914)

Net book value
As at December 31, 2011	284,804	175,928	39,309	12,683	7,452	637	4,152	7,483	–	532,448
As at March 31, 2012	282,959	179,452	38,594	12,237	7,250	634	4,085	6,328	650	532,189

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

5.	Contingent Liability

Prior to the acquisition of Creston, in May 2007 Creston agreed to pay a Finders’ Fee to an arm’s length third party (the “Fee”). The TSX-V approved the payment of $1.5 million as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares.  The TSX-V determined that a price of $0.70 per share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that $0.15 per share should have been used as the basis for determining the Fee. The Finder entered into arbitration proceedings seeking payment of the Fee in cash at an equivalent price of $0.15 per share.  The arbitrator found in favour of the Finder, awarded the Finder CDN$4.1 million plus costs and Creston recorded the additional amount of CDN$2.6 million awarded in the arbitration as an accrued liability.  CDN$1.5 million was forwarded to the Finder and Creston deposited the unpaid balance of the arbitration award (CDN$2.6 million) plus interest into trust.

As at March 31, 2012 and December 31, 2011, CDN$2.6 million is included in the Company’s Restricted Cash and accounts payable and accrued liabilities. On May 14, 2010, the British Columbia Court of Appeal unanimously reversed the decision of the lower court and granted Creston leave to appeal the decision in the Supreme Court of B.C. On May 6, 2011 Creston’s appeal of the arbitrator’s award was dismissed with costs and the successor company, Mercator Minerals Ltd, has appealed to the British Columbia Supreme Court, which has not yet released its decision.

6.	Long Term Debt

	March 31,	December 31,
	2012	2011
Pre-construction credit facility ("PCF")	24,774	24,266
Credit facility ("CF")	103,069	107,444
	127,843	131,710

Current portion - PCF	(24,774)	–
Current portion - CF	(24,036)	(107,444)
Non current long term debt	79,033	24,266

Pre-Construction Credit Facility (“PCF”)
The Company has classified the $24.8 million balance with current liabilities as at March 31, 2012, as the PCF is due in January 2013.

Credit Facilities
The interest rate as of March 31, 2012 was based on the 1-month London Interbank Offered Rate (“LIBOR”) rate and was approximately 4.74%.

The Credit Agreement also contains provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities. The percentage of excess cash subject to prepayment was reduced from 50% to 25% as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision was limited to prepayment aggregating of $30.0 million, and has subsequently been amended to $40.0 million. The Lenders have deferred the December 31, 2011 quarterly cash sweep payment due on April 6, 2012 of $4.7 million until May 22, 2012. The Company estimates the March 31, 2012 quarterly cash sweep payment to be $0.3 million due on May 22, 2012. The Company has accordingly classified the total cash sweeps due of $5.0 million within current liabilities as at March 31, 2012.

The Credit Facilities contain covenants, including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions, among others. Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves. In finalizing the consolidated financial statements, as at December 31, 2011, the Company determined that it was in breach of the Credit Facility covenants related to new indebtedness, and investments breach and the loan life coverage ratio. During

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2011, the subsidiary of the Company which holds the Credit Facilities provided an intercompany loan, and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments which were in breach of certain covenants. The required minimum loan life coverage ratio is 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches at December 31, 2011 the Company was required to classify the total amount of the Credit Facilities as a current liability as at December 31, 2011.

The Company subsequently obtained the waivers from the lending institutions under its Credit Facilities as at March 31, 2012 and is no longer in breach of this debt arrangement as at March 31, 2012. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio. As at March 31, 2012, $82.2 million of payments scheduled greater than one year have been classified as long-term liabilities.

The Company is required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to June 29, 2011 and $15.0 million thereafter until the Credit Facilities are repaid.

The minimum principal payments and cash sweeps due for each of the four succeeding years are estimated as follows:

Year	Description	Amount
2012	Principal	$14,286
2012	Cash Sweeps	4,988
2013	Principal	19,048
2014	Principal	49,048
2015	Principal	18,820
		$106,190

7.	Derivative Instruments

Derivative financial instruments are classified as held for trading and are recorded on the statement of financial position at fair value. Changes in fair value of derivative financial instruments are recorded in operations unless the instruments are classified as cash flow hedges. As at March 31, 2012 and December 31, 2011, the Company did not designate any of its instruments as hedges for accounting purposes.

	March 31,	December 31,
	2012	2011
Derivative Instruments-copper futures	$65,932	$38,760
Derivative Instruments-interest swaps	1,231	1,251
	67,163	40,011
Current	(20,946)	(11,410)
Non Current	$46,217	$28,601

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Realized losses on derivative instruments consist of:
	For the three months ended March 31,
	2012	2011
Realized loss-copper futures	$6,389	$11,066
Realized loss-interest swaps	402	260
	$6,791	$11,326

(a)	Copper Forward Contracts

In connection with the closing of the Credit Facilities (Note 6), the Company entered into forward sales of copper totalling 146.9 million pounds of copper over a six year term at an average net price to the Company of $3.01 per pound ($2.96 per pound on remaining notional quantities as of March 31, 2012), net of all costs. The quantities forward sold and the net weighted average prices to be received outstanding at March 31, 2012 are set out as follows:

Year	Copper pounds	Annual price
2012	18,862,729	$3.05
2013	24,630,015	2.98
2014	22,725,223	2.93
2015	20,688,154	2.89
2016	3,836,039	2.88
	90,742,160	$2.96

The copper forward contracts had outstanding notional amounts of 90.7 million pounds of copper as at March 31, 2012 (December 31, 2011 – 99.6 million pounds).  At March 31, 2012, the Company has recorded a derivative liability of $65.9 million related to these copper forward contracts, of which $20.3 million relates to derivative contracts maturing in less than one year, and $45.6 million relates to derivative contracts with a maturity date greater than one year.  The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

During the three months ended March 31, 2012, the Company recorded a realized loss of $6.4 million (three months ended March 31, 2011 – $11.1 million) on the copper forward contracts that were closed out and settled for cash.

(b)	Interest Rate Swaps

The Credit Facilities bear interest at LIBOR plus a spread.  The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility of $76.2 million (December 31, 2011 - $80.9 million) for the period from May 28, 2010 to March 31, 2016.

These interest rate swaps had outstanding notional amounts of $38.1 million as at March 31, 2012 (December 31, 2011 - $40.5 million).  The notional amount decreases over the period as payments are made.  At March 31, 2012, the Company had recorded a liability with a fair value of $1.2 million related to these interest rate swaps, of which $0.6 million relates to derivative contracts maturing in less than one year, and $0.6 million relates to derivative contracts with a maturity date greater than one year.  In the estimation of fair value of interest rate swaps, management used the following assumptions: risk free rate of 0.83%, credit risk adjustment rate of 7.17%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to prevailing market conditions and the Company’s own credit risk, actual rates can differ from management estimates.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

During the three months ended March 31, 2012, the Company recorded a realized loss of $0.4 million (three months ended March 31, 2011 – $0.3 million) on the interest rate swaps that were closed out and settled for cash.

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

8.	Share Purchase Warrants Issued with Canadian Dollar Exercise Prices

The exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, therefore the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise.  At March 31, 2012 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $9.9 million (December 31, 2011 - $10.9 million). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the three months ended March 31, 2012 was a gain of $1.0 million (three months ended March 31, 2011 – gain of $5.8 million. The fair value of share purchase warrants is reclassified to equity upon exercise.

9.	Project Financing

	March 31,	December 31,
	2012	2011

Gross project financing	$17,927	$18,636
Current portion	(2,976)	(18,636)
Non current portion	$14,951	$–

During 2011 a subsidiary of the Company provided intercompany loans to another subsidiary of the Company which holds the Project Financing. In finalizing the December 31, 2011 consolidated financial statements, the Company determined that these intercompany loans were a breach of certain covenants under the Project Financing related to allowable indebtedness as at December 31, 2011. Due to the breach of covenants, as at December 31, 2011, the Company was required to classify amounts due under the loan agreements as current liabilities. The Company has subsequently obtained waivers from the lending institution under its Projecting Financing. As of March 31, 2012 the Company is no longer in breach of this debt arrangement and $15.0 million of payments scheduled greater than one year have been classified as long term liabilities.

10.	Equipment Loans

	March 31,		December 31,
	2012	,	2011
Equipment loans	$3,438		$4,136
Current portion	(1,678)		(4,136)
Long term portion	$1,760		$–

Due to the breach of covenants related to the Credit Facilities (note 6), certain cross default covenants in the equipment loan agreements were breached as at December 31, 2011. Therefore, the entire amount owing on the Equipment Loans were classified within current liabilities as at December 31, 2011.  As at March 31, 2012, the Company is no longer in breach of covenants related to the Credit Facilities and $1.8 million of equipment loan payments scheduled greater than one year have been classified as long-term liabilities. All agreements are collateralized by the respective mining equipment.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

11.	Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to the Mineral Park Mine was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission, and restore its Mineral Park Mine site. The present value of future site closure and restoration obligations was determined using the expected inflation rate of 4% (2010 – 4%) and a discount rate of 3.35% (December 31, 2011 – 2.9%).  The change in discount rate at March 31, 2012 to 3.35% resulted in a decrease in the net present value of the site reclamation and closure liability of $1.1 million with a corresponding decrease in the related asset.  Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $8.1 million will be payable in 23 to 48 years (2011 – 23 to 48 years).  As at March 31, 2012, the net present value of the discounted cash flows required to settle the obligation was $9.8 million (December 31, 2011 - $10.8 million).

The provision for site reclamation and closure requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

The continuity of the provision for site reclamation and closure is as follows:

Balance, December 31, 2011	$10,802
Change in discount rate	(1,071)
Accretion expense	81
Balance, March 31, 2012	$9,812

On May 1, 2012, Mineral Park Inc. received a notice from the Bureau of Land Management (BLM) requesting an interim financial guarantee of $1.0 million for reclamation of BLM administered lands within the Mineral Park Mine operation. The Company has included the estimated cost of this reclamation in its provision for site reclamation and closure. The Company is investigating the options of appeal, timing, and type of financial guarantee that are available.

12.	Common Shares, Share Purchase Warrants and Stock Options

Common shares
At March 31, 2012, the Company had unlimited authorized common shares without par value and 259,037,119 common shares issued and outstanding (December 31, 2011 – 259,014,300).  Refer to the consolidated statements of changes in equity for movement in share capital. The holders of common shares are entitled to one vote per share at meetings of the Company.

i.	Warrants

The following table summarizes the number of fully exercisable warrant transactions as at March 31, 2012:

	Number	Weighted Average Exercise Price ($Cdn)
Balance December 31, 2011	24,411,801	$2.15
Warrants expired	(5,994,550)	4.00
Balance March 31, 2012	18,417,251	$1.54

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The following is a summary of common share purchase warrants outstanding and exercisable as at March 31, 2012:

Number of warrants	Exercise price in $ Cdn	Expiry date	Publically Traded
14,154,662	1.00	January 29, 2012	Yes
21,5625	2.80	July 14, 2012	No
1,18,9821	5.47	May 15, 2012	No
2,857,143	2.50	December 2, 2014	No
18,417,251

Fair value is determined on publically traded warrants from quoted market prices. All other warrants are valued using the Black-Scholes option-pricing model.

ii.	Share Purchase Options

The following table summarizes for the periods presented the number of share option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at December 31, 2011	14,221,819	$2.76
Granted (a)	700,000	1.51
Exercised (b)	(22,819)	1.48
Expired	(2,763,761)	3.15
Canceled/Forfeited (b)	(6,750)	6.79
Outstanding at March 31, 2012	12,128,489	2.60
Exerciseable at March 31, 2012	8,983,491	$2.70

(a)
The weighted average fair value of options granted during the three months ended March 31, 2012 was $0.78 (CDN$0.77) (March 31, 2011 – $2.61 (CDN$2.60)) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

(b)
During the three months ended March 31, 2012, a total of 22,819 (2011 – 578,100) shares were issued to directors, officers and employees on the exercise of options for cash consideration and nil (2011 – 888,356) shares were issued to directors, officers and employees on exercise by way of a cashless share option exercise. In conjunction with the exercise of the options using the cashless option provision, nil options were cancelled (2011 – 678,271).

A summary of the share options exercisable and outstanding at March 31, 2012 was as follows:

Exercise price range (CAD$)	Number of Options Outstanding	Weighted average remaining life of options (years)	Number of Options Exercisable	Weighted average remaining life of options (years)
0.83 - 1.93	3,500,044	2.56	2,800,044	2.06
1.94 - 2.32	2,648,939	2.33	2,498,939	2.27
2.33 - 2.53	2,765,550	3.79	1,240,553	3.50
2.54 - 3.21	1,541,087	3.90	771,086	3.53
3.22 - 10.44	1,672,869	2.24	1,672,869	2.24
	12,128,489	2.92	8,983,491	2.48

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Weighted average assumptions used in calculating fair value of options granted during the period using Black-Scholes model were as follows:

	Three Months Ending March 31
	2012	2011
Risk-free interest rate	0.98%	1/62%
Expected Dividend yield	nil	nil
Expected volatility	69.34%	100%
Weighted average expected life of the options (months)	25	35

For the three months ended March 31, 2012, the compensation expense for share options totalled $1.1 million (2011 - $1.7 million), which was included in the Statements of Comprehensive Income (Loss) and credited to share-based payments reserve.

iii.	Earnings per Share

	For the three months ended March 31, 2012			For the three months ended March 31, 2011
			Per share			Per share
	Net earnings	Shares	Amount	Net earnings	Shares	Amount
Shares outstanding at Jan 1	–	259,014,300	–	–	197,621,466	–
Issue of shares on exercise of stock options	–	22,819	–	–	1,466,496	–
Issue of shares on exercise of share purchase warrants	–	–	–	–	1,611,847	–
Basic net earnings per share	$(20,492)	259,037,119	$(0.08)	$(6,201)	200,699,809	$(0.03)

For the three months ended March 31, 2012, 8,983,491 outstanding stock options were excluded from the calculation of diluted earnings per share (2011 –8,367,600) as their exercise would be antidilutive.

13.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

The Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.	Included in accounts payable as at March 31, 2012 was nil (December 31, 2011 - $2.6 million) due to a former director and officer in connection with his retirement and resignation from the Company.

b.	Legal fees - the Company paid or accrued nil (2011 – $26,000) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

14.	Operating Segments

The Company has determined it operates in two geographic segments. Operation of mineral properties and extraction of copper and molybdenum occurs in the United States of America and exploration and development of mineral properties occurs principally in Mexico. All revenue, inventory and long-term assets in 2012 and 2011 were related to the reporting segment in the United States except for the Company’s El Pilar and El Creston long-term exploration assets, which are located in the reporting segment in Mexico.

All revenue is attributable to external customers in the United States.